UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2014

Commission File Number: 001-35145

NQ Mobile Inc.

No. 4 Building

11 Heping Li East Street

Dongcheng District

Beijing 100013

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NQ MOBILE INC.

By:	/s/ Vincent Wenyong Shi
Name:	Vincent Wenyong Shi
Title:	Chairman, Chief Operating Officer and Acting Chief Financial Officer

Date: December 10, 2014

EXHIBIT INDEX

Exhibit 99.1 – Press release

Exhibit 99.2 – Notice of Annual General Meeting

Exhibit 99.3 – Form of Proxy for Annual General Meeting

Exhibit 99.4 – Ballot for Annual General Meeting

Exhibit 99.5 – Depositary’s Notice and Voting Card for American Depositary Shares